SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

MATERIAL FACT

2012 – 2016 Business Plan

Rio de Janeiro, June 14, 2012 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors has approved the 2012-2016 Business Plan with investments totaling US$ 236.5bn (R$ 416.5bn), an average of US$ 47.3bn per year.

The 2012-2016 Business Plan is founded on the integrated management of the projects portfolio of the company, with emphasis on:

  Recovering the production curve for oil and natural gas;
  Prioritizing oil and natural gas exploration & production projects in Brazil;
  Focusing attention on the perfect alignment between the  physical and financial targets of each project; and
  Developing the company’s business opportunities while maintaining sound financial metrics.

2012-2016 Business Plan (in US$ bn)

(US$ 236.5 billion)

Segments	Investments	%
E&P	141.8	60.0
Downstream (RTC)	65.5	27.7
Gas & Energy	13.8	5.8
Petrochemical	5.0	2.1
Distribution	3.6	1.5
Biofuels	3.8	1.6
Corporate	3.0	1.3
Total	236.5	100

Capital Discipline in Petrobras’ Investment Projects

The company’s project implementation process requires the development of 3 (three) stages before final approval is granted to start construction. These are: Stage I – Opportunity Identification; Stage II - Conceptual Project; and Stage III - Basic Project. At the end of each stage, as the maturity level of project information increases, a decision gate will confirm the project’s viability and whether it adds value to the company’s portfolio. The project will then compete with other projects for the necessary resources to advance to the next stage.

Stage IV, when investments are effectively contracted, will only be initiated if the project’s technical feasibility and economic viability has been confirmed (Stage 3 approval). There is an exception for oil exploration & production projects in Brazil, which may receive necessary resources in advance of Stage 3 approval, if it is determined such resources will accelerate oil production.

The portfolio analysis of the 2012-16 Business Plan did not lead to the cancelation of projects. The Plan’s physical targets will be achieved by managing the portfolio, which is now classified into two groups:

(i) Projects under implementation: all E&P projects in Brazil and projects of other segments that are in Stage IV. These projects amount to US$ 208.7bn from 2012 to 2016;

(ii) Projects under evaluation: projects of other segments currently in Stage I, II and III. These projects amount to US$ 27.8 bn.

All projects of the Plan, under implementation or evaluation, have S-Curves (graph that represents the physical and financial evolution of the project) as a sole reference for the management, planning, control and monitoring of each project by the company.

2012-2016 Business Plan (US$ 236.5bn)
Projects under implementation (US$ 208.7bn)		Projects under evaluation (US$ 27.8bn)
* E&P projects under evaluation: International Área only.

Structuring Programs for the 2012-2016 Business Plan

The 2012-2016 Business Plan consists of 3 (three) structural programs that add to the Plan’s sustainability:

(a) Campos Basin Operational Efficiency Improvement Program – designed to increase the reliability of meeting production targets by improving operational efficiency levels and the integrity of production systems of Campos Basin;

(b) Operational Cost Optimization Program – designed to identify opportunities to permanently and materially reduce costs in two areas: production assets (for example: platforms, refineries and thermoelectric plants) and operational activities (for example: inventories of materials and fuel, logistics and maintenance programs);

(c) Local Content Management Program – designed to maximize the utilization of the competitive capacity of the Brazilian industry to meet the 2012-2016 Business Plan targets, while using industry best practice when evaluating availability and cost.

Oil and Natural Gas Production Target

The production target for oil, NGL´s (natural gas liquids) and natural gas, in Brazil and overseas, for 2016 is 3.3m boe/day of which 3.0m boe/day will be produced in Brazil.

As to oil and NGL production in Brazil, production is expected to reach 2.5m bpd in 2016. Most of the production growth is expected to occur from 2014 onward, with an estimated increase of between 5 and 6% per annum for the period 2014 to 2016. For 2012 and 2013, the company expects to maintain the same level of production as in 2011 (+/- 2%).

The new production curve is based on the review of the operational efficiency of the systems in operation in Campos Basin and on the scheduled start-up of new units during the course of the Plan. We are implementing the Campos Basin Operational Efficiency Improvement Program and a greater contribution to production is expected to take place as of 2016 with the start-up of various new units in the pre-salt of Santos Basin and in the Transfer of Rights area.

From 2012 to 2015, 12 new production units already under construction will go on stream, representing an increase of 1.2m bpd in capacity for Petrobras. In addition, from 2016 to 2018, 7 new systems per year will add another 2.3m bpd in capacity for the company, which will result in a new level of production growth for the company.

To ensure these targets are achieved, the company created three new executive manager positions within the Directory of Engineering and the Directory of Exploration and Production that will be fully dedicated to oversee the construction of drilling rigs and production units.

As to the long-term target, in 2020 the company expects to produce a total of 5.2m boe/day of oil and natural gas in Brazil and a total of 5.7m boe/day, when including production from overseas activities

The commitment of Petrobras’ workforce to achieve the Business Plan targets will be incorporated into individual performance metrics and valued accordingly. The annual employee performance evaluation process will be based on targets aligned with the achievement of the 2012-16 Business Plan objectives.

Investments

The Exploration & Production segment in Brazil will invest US$ 131.6bn, of which 69% will be allocated to production development, 19% to exploration and 12% to infrastructure. Investments in the pre-salt correspond to 51% of the total E&P amount.

Exploration (US$ 25.4bn)	Production Development (US$ 89.9bn)

The Downstream (RTC) segment has investments of US$ 51.7bn for the projects under implementation. The refining capacity expansion projects to go into operation by 2016 include the Abreu and Lima Refinery and the first phase of Comperj, which are already in the stage of implementation. The company’s strategy is to maintain the refining capacity targets of the previous plan and it will design the two new refineries now under evaluation in accordance with international costs and standards.

The Plan allocates US$ 7.8bn for the Gas & Energy segment for projects under implementation, of which the most notable are the Três Lagoas Fertilizer Plant, the Ammonia Sulfate Fertilizer Plant, and the Thermoelectric Power Plant Baixada Fluminense. The implementation of other projects under evaluation will depend on the availability of domestic natural gas and on the competitiveness of thermoelectric plants in New Energy Auctions.

The Distribution business area will invest US$ 3.3bn on logistics projects aimed at supplying the growing domestic market and securing a leadership position in the sector.

The Biofuels segment will receive US$ 3.8bn, of which US$ 1.9bn will be allocated to projects under implementation and acquisitions. Most of the investments are related to Ethanol projects carried out by the subsidiary Petrobras Biocombustível (PBIO).

Approximately US$ 6bn will be invested in the international area, considering projects under implementation, of which exploration and production activities represent 83% of total investments.

In addition to the US$ 236.5bn in Petrobras’s Business Plan, it should be highlighted that Petrobras’ partner companies will invest US$ 34bn from 2012 to 2016 in E&P activities.

Financing

To analyze the financial capacity of the Plan, the company considered long term Brent prices converging to US$ 90 and US$100 per barrel.

Operating cash flow generation will remain the principal source of financing for the company’s investments. The amount of divestments and asset restructuring was increased in the Plan and now totals US$ 14.8bn, with an emphasis on divesting overseas assets.

Additional funds necessary to finance the Plan will be raised exclusively by contracting new debt and does not consider any equity issuance. It is estimated that the company’s total debt requirements will average between US$ 16bn and US$ 18bn a year to finance those projects being implemented (US$ 208.7bn).

In 2016, the company expects to generate operating cash flow of between US$ 38bn and US$ 44bn, depending on the Brent price scenario. In all the scenarios, the financial leverage indicator does not exceed 30% and remains within the 25-35% target range. The net debt/EBITDA ratio, whose limit is set at 2.5x, is also observed during the Plan period.

Almir Guilherme Barbassa
Chief Financial and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.